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                           December 18, 2023

       Michael Panosian
       Chief Executive Officer
       Toughbuilt Industries, Inc
       8669 Research Drive
       Irivine, CA 92618

                                                        Re: Toughbuilt
Industries, Inc
                                                            Registration
Statement on Form S-1
                                                            Filed on December
13, 2023
                                                            File No. 333-276008

       Dear Michael Panosian:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Sarah
Sidwell at 202-551-4733 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Manufacturing
       cc:                                              Philip Magri